Mail Stop 3651

July 12, 2007

Alan Treibitz
Chief Executive Officer
Z-Axis Corporation
5445 DTC Parkway, Suite 450
Greenwood Village, Colorado 80110

Tre Cates
Chief Executive Officer
Silicon Mountain Memory, Incorporated
4755 Walnut Street
Boulder, Colorado 80301

**RE: Z-Axis Corporation and Silicon Mountain Memory, Incorporated
Amendment No. 3 to Schedule 14A
Filed June 22, 2007
File No. 000-11284**

Dear Mr. Treibitz and Mr. Cates:

We have reviewed your responses to the comments in our letter dated May 21, 2007 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing.

Selected Unaudited Pro Forma Consolidated Financial Data, page 32

1. We have reviewed your response to our prior comment number 5, and we re-issue our comment. We note that your disclosure on page 32 states that "the pro forma statements of operation data for the period ended December 31, 2006 below reflects the March 31 fiscal year end for Z-Axis and the December 31 fiscal year end for Silicon Mountain." However, we note that you have used the financial data of Z-Axis for the twelve months ended December 31, 2006 to compile your pro forma consolidated statement of operations for the twelve months ended December 31, 2006. Please revise your disclosure accordingly.

Related Party Transactions, page 59

2. Please clarify whether the base salary of $5,833.34 for Mr. Perez is annually or monthly.

Discounted Cash Flow Analysis for Silicon Mountain, page 84

3. Please explain the technical term "Terminal Value."

Security Ownership of Certain Beneficial Owners and Management, page 132

4. We note your response to our prior comment 32. We reissue the comment. Please disclose the natural control person of Gold C Enterprises and Entertainment Publications. Please refer to Rules 13d-1 and 13d-3 of the Securities Exchange Act of 1934.

Annex C

5. You indicate that you have filed a revised Annex C in response to comment 39 of our letter dated May 21, 2007. We could not locate the revised Annex C and continue to note the language, "this letter and the opinion expressed . . . may not be quoted or referred to or used for any purpose without our prior written consent . . .." Please revise.

Z-Axis Corporation Financial Statements
Note 10 – Subsequent Events (unaudited), page F-17

6. In Note 10 to your financial statements, you state that after the reverse stock split and assuming the closing of the exchange, the Silicon Mountain stockholders will own 4,266,344 shares of Z-Axis common stock. Please reconcile between the number of shares that will be owned by Silicon Mountain stockholders after the exchange (per Note 10) and the 5,037,124 post-split shares of Z-Axis common stock to be issued to Silicon Mountain stockholders in connection with the exchange. Alternatively, please revise your disclosure.

Closing

Please amend the Schedule 14A in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Jeffrey Sears at (202) 551-3302 or Michael Fay at (202) 551-3812 if you have questions regarding comments on the financial statements and related matters. Please contact H. Yuna Peng at (202) 551-3391 with any other questions or you may reach me at (202) 551-3750.

Sincerely,

Max A. Webb
Assistant Director

cc: Via Facsimile (720) 221-8162
        Mr. Robert Walter, Esq.